Exhibit 99.1

GHG Announces Proposed Acquisition of
Da Niang Dumplings and Bellagio from GTI

SHANGHAI, China, May 16, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GHG” or the “Company”), a leading hospitality management group in China, today announced that it has entered into a definitive agreement (the “Sale and Purchase Agreement”) to acquire Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China (collectively, the “Target Businesses”), from GreenTree Inns Hotel Management Group, Inc. (“GTI”), the Company’s controlling shareholder, and a letter agreement (the “Letter Agreement”) in relation to the Sale and Purchase Agreement. The Company previously announced receipt of the non-binding proposal from GTI to sell the Target Businesses to the Company in its press release dated April 29, 2022.

Pursuant to the Sale and Purchase Agreement, GHG will acquire all of the issued and outstanding shares in Gen-Spring Limited, which at closing will own (i) all of the issued and outstanding equity interests in the Da Niang Dumplings business, and (ii) approximately 83.9% of the issued and outstanding equity interests in the Bellagio business, for an aggregate purchase price equal to the USD equivalent of RMB399,800,000 (the “Proposed Acquisition”). The Sale and Purchase Agreement contains representations, warranties, covenants and undertakings customary for a transaction of similar nature, as well as indemnity in favor of the Company for certain specified matters. Pursuant to the Letter Agreement, if the aggregate audited net income of the Target Businesses for fiscal years 2022 through 2026 (both inclusive) (excluding non-recurring items) is less than USD20,000,000, GTI will compensate the Company for such shortfall up to USD20,000,000.

The board of directors of GHG formed a special committee (the “Special Committee”) consisting solely of disinterested independent directors to consider the Proposed Acquisition. With the assistance of its own independent financial and legal advisors, the Special Committee assessed the Proposed Acquisition and conducted arm’s-length negotiations with GTI in relation to the Proposed Acquisition. The Special Committee has received from Kroll, LLC a written opinion to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the consideration to be paid by the Company under the Sale and Purchase Agreement is fair, from a financial point of view, to the Company. Acting upon the unanimous recommendation of the Special Committee, the board of directors of GHG approved the Proposed Acquisition.

Commenting on the Proposed Acquisition, Alex Xu, chief executive officer of the Company, said: “We are excited to announce the proposed acquisition of Da Niang Dumplings and Bellagio, both of which are differentiated and well-loved restaurant brands appealing to a wide range of customer demographics in China. This transaction will enable GHG to enter the large and fast-growing food service industry in China, further diversifying our business and bringing complementary services, resources, and revenue streams to our Company. We believe that Da Niang Dumplings and Bellagio are well-positioned to benefit from the increasing consumer demand for service of quality food and leverage upon our unique ecosystem, highly effective and scalable franchise management system and hotel network to provide quality services to the public. We see a lot of synergies between our team and the highly experienced teams of Da Niang Dumplings and Bellagio. The proposed acquisition is fully in line with our strategy to deliver profitable and sustainable growth and strong value creation for our shareholders.”

Fred Lin, managing director of the Target Businesses, commented: “GreenTree Hospitality Group’s acquisition of Da Niang Dumplings and Bellagio marks a new era of growth for the two brands.  Our two restaurant brands will greatly benefit from GHG’s rapid and successful franchise networking experience. Both Da Niang Dumplings and Bellagio are proven brands in China’s evolving marketplace. We will take this opportunity to not only grow our business but also strengthen our management and corporate culture with GHG.”

The closing of the Proposed Acquisition is subject to the satisfaction or waiver of customary closing conditions, and is currently expected to occur in the second half of 2022. GTI and its subsidiaries (other than the Target Businesses) are expected to repay in full all outstanding payables due to the Company and its subsidiaries upon closing of the Proposed Acquisition through offset against the purchase price to be paid by the Company, on the consolidated basis.

Kroll, LLC, operating through its Duff & Phelps Opinions Practice, is serving as financial advisor to the Special Committee in connection with the Proposed Acquisition. Simpson Thacher & Bartlett LLP is serving as international legal counsel to the Special Committee and Beijing Zhonglun W&D Law Firm is serving as PRC legal counsel to the Special Committee in connection with the Proposed Acquisition. Ernst & Young (China) Advisory Limited assisted the Special Committee on financial due diligence matters.

About Da Niang Dumplings, Bellagio and the Proposed Acquisition

GHG has been exploring new growth opportunities to expand its business and create value for its shareholders. In addition to expanding its hotel network and diversifying its brand portfolio, GHG seeks to launch new service offerings that are complementary to its existing hotel business. The Proposed Acquisition is expected to drive growth in GHG’s business and improve its financial performance.

Da Niang Dumplings and Bellagio focus on offering healthy and affordable fast food and casual dining services to mass consumers and generated a combined unaudited revenue of about RMB740,000,000 in 2021. Since demand for such food services is more stable and less dependent on discretionary spending as compared with GHG’s existing hotel services, GHG expects the Target Businesses to provide a more stable revenue stream that may offset cyclical aspects of its hotel business. The restaurant and hotel businesses are also complementary in nature as GHG witnesses increasing demand for food-related services in the local communities it serves, and GHG expects cross-selling opportunities to arise from the two businesses. After completion of the Proposed Acquisition, GHG expects the Target Businesses and its existing business to share common resources, achieve economies of scale and improve the Company's overall operating performance. The Proposed Acquisition will also enable all of GHG’s shareholders to share in the synergistic growth of the hotel and restaurant businesses.

Da Niang Dumplings

Da Niang Dumplings is a leading quick service restaurant chain in China, with restaurants covering 297 locations in 40 cities as of December 31, 2021. As of December 31, 2021, the chain comprises of 160 self-operated restaurants and 137 franchised restaurants.

Bellagio

Bellagio is a leading casual dining restaurant chain focusing on the Chinese market, with restaurants covering 39 locations in more than 14 cities as of December 31, 2021, including in mainland China, Macao and Southeast Asia. As of December 31, 2021, the chain comprises of 31 self-operated restaurants and 8 franchised restaurants.

About GHG

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2021, GreenTree had a total number of 4,659 hotels. In 2020, HOTELS magazine ranked GreenTree Top 12 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was also the fourth largest hospitality company in China in 2020 based on the statistics issued by the China Hospitality Association.

GreenTree has built a strong suite of brands including its flagship “GreenTree Inns” brand as a result of its long-standing dedication to the hospitality industry in China and consistent quality of its services, signature hotel designs, broad geographic coverage and convenient locations. GreenTree has further expanded its brand portfolio into mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: the expected closing and the benefits of the Proposed Acquisition; synergies generated by such acquisition; any expected growth in the Company’s hospitality business; any expected growth in the quick service restaurant chains operated by the Target Businesses; and opportunities for further growth; GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality and food and beverage industries in China and globally; competition in our industries; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; the impact of any further resurgences of COVID-19 on any of the foregoing; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7015

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jxu@christensenir.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

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Email: lbergkamp@ChristensenIR.com